PRELIMINARY PROSPECTUS SUPPLEMENT to Prospectus dated May 6, 2010	Filed Pursuant to Rule 424(b)(2) Registration No. 333-165842

up to 6,660,000 Units
MIDWAY GOLD CORP.

Midway Gold Corp. ("Midway" or the "Company") is hereby offering up to 6,660,000 units (the "Units") at a price of $0.60 per Unit.  Each Unit consists of one common share of the Company (an "Offered Share") and one half of one non-transferable common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one common share of the Company (a "Warrant Share") at a price of $0.90 per Warrant Share at any time following the closing of this offering until 5:00 p.m. (Vancouver time) on the date that is 24 months after the closing of this offering.  The expiry date of the Warrants is subject to acceleration in certain circumstances. See "Description of the Securities Distributed".  We also hereby offer the Warrant Shares issuable from time to time upon exercise of the Warrants.

The outstanding common shares of the Company (the "Common Shares") are listed and posted for trading on the TSX Venture Exchange (the "TSX.V") and the NYSE Amex Equities Exchange ("Amex") under the symbol "MDW".  The Company has applied to the TSX.V and Amex for the listing of the Offered Shares and the Warrant Shares. Listing will be subject to the Company fulfilling all the listing requirements of the TSX.V and Amex, respectively.  The Warrants are non-transferrable. There is no market through which the Warrants may be sold and purchasers will not be able to resell Warrants purchased under this Prospectus Supplement (the "Prospectus Supplement"). On November 11, 2010, the closing sale price of the Common Shares on the TSX.V and Amex was Cdn$0.63 and $0.62 per share, respectively.  The offering price of the Units and the exercise price of the Warrants were determined by negotiation between Haywood Securities Inc. (the "Agent") and the Company. The aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates on November 1, 2010 was approximately $50.7 million. We have issued securities with an aggregate market value of approximately $10.7 million during the 12 calendar month period that ends on and includes the date hereof pursuant to Instruction I.B.6 of Form S-3.

Investing in the Units involves significant risks.  You should carefully read the "Risk Factors" section beginning on page S-5 of this Prospectus Supplement and in the accompanying base shelf prospectus dated May 6, 2010 (the "Prospectus") beginning on page 6, and in the documents incorporated by reference therein and herein.

Neither the United States Securities Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Fee (1)	Net Proceeds to the Company (2)
Per Unit(3)	$0.60	$0.036	$0.564
Total(4)	$3,996,000	$239,760	$3,756,240

(1)
The Company has agreed to pay to the Agent a commission of 6% of the aggregate gross proceeds, or $0.036 per Unit (the "Agent's Fee").  See "Plan of Distribution".  No commission will be payable by the Company to the Agent in connection with the distribution of Warrant Shares upon the exercise of the Warrants.  This Prospectus Supplement also qualifies the distribution of the Warrant Shares issuable upon exercise of the Warrants.

(2)	After deducting the Agent’s Fee, but before deducting the expenses of the offering, which are estimated at $150,000. Excludes proceeds from the exercise of Warrants.

(3)	From the price per Unit, the Company will allocate $0.59 to each Offered Share and $0.01 to each one-half of one Warrant comprising the Units.

(4)	Assuming the offering is fully subscribed.

The Units are being offered in Canada by the Agent and in the United States by members of the selling group that are U.S. broker-dealers, including the Agent’s affiliate, Haywood Securities (USA) Inc., on a best efforts basis in accordance with the terms of the Agency Agreement referred to under "Plan of Distribution".  Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates representing the Offered Shares and the Warrants will be available for delivery at closing, which is expected to occur on or about November 22, 2010, or such other date as may be agreed upon. Definitive certificates for the Warrant Shares will be available for delivery upon exercise of the Warrants.

This Prospectus Supplement is being distributed and is directed in the United Kingdom (the "UK") only at (i) persons having professional experience in matters relating to investments, that is investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "FPO") or at (ii) high net worth entities or other persons to whom Article 49 of the FPO applies, who in either case are also qualified investors for the purposes of Section 86(1) of the Financial Services and Markets Act 2000 ("FSMA") who are purchasing as principal and not on behalf of others (save in circumstances where Section 86(2) of the FSMA applies).  The investment or investment activities to which this Prospectus Supplement relates is available in the UK only to such persons or in circumstances which do not otherwise breach Sections 21 or 85 of the FSMA.  Persons of any other description based in the UK should not rely on or act upon the contents of this Prospectus Supplement.

The date of this Prospectus Supplement is November  12, 2010

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT	S-1

PROSPECTUS SUPPLEMENT SUMMARY	S-2

RISK FACTORS	S-4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-5

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES	S-6

USE OF PROCEEDS	S-7

PLAN OF DISTRIBUTION	S-8

DESCRIPTION OF THE SECURITIES DISTRIBUTED	S-10

CONSOLIDATED CAPITALIZATION	S-12

PRIOR SALES	S-12

PRICE RANGE AND TRADING VOLUMES	S-13

DOCUMENTS INCORPORATED BY REFERENCE	S-14

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-15

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATION	S-18

INTEREST OF EXPERTS	S-27

LEGAL MATTERS	S-27

WHERE TO FIND ADDITIONAL INFORMATION	S-27

S-i

BASE PROSPECTUS

ABOUT THIS PROSPECTUS	1

SUMMARY	2

RISK FACTORS	6

DOCUMENTS INCORPORATED BY REFERENCE	15

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	16

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES	17

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE DATA	18

USE OF PROCEEDS	18

DESCRIPTION OF COMMON SHARES	18

DESCRIPTION OF WARRANTS	19

DESCRIPTION OF UNITS	20

PLAN OF DISTRIBUTION	21

INTERESTS OF EXPERTS	22

TRANSFER AGENT AND REGISTRAR	23

LEGAL MATTERS	23

WHERE YOU CAN FIND MORE INFORMATION	23

S-ii

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Units being offered and also adds to and updates information contained in the accompanying Prospectus.  The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Units being offered under this Prospectus Supplement.  This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for purposes of this offering.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus and any free writing prospectus relating to this offering. Neither the Company nor the Agent has authorized any other person to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. The Company is not, and the Agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement, the accompanying Prospectus, any free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of such documents. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.  Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference herein and therein. To the extent that any statement made in this Prospectus Supplement or any free writing prospectus (unless otherwise specifically indicated therein) differs from those in the accompanying Prospectus, the statements made in the accompanying Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement or any free writing prospectus.

This Prospectus Supplement relates to a registration statement that the Company filed with the SEC utilizing a shelf registration process. Under this shelf registration process, the Company may, from time to time, offer, sell and issue any of the securities or any combination of the securities described in the accompanying Prospectus in one or more offerings. The accompanying Prospectus provides you with a general description of the securities the Company may offer. This Prospectus Supplement contains specific information about the terms of this offering of Units by us.  You should read this Prospectus Supplement, the accompanying Prospectus and any free writing prospectus filed by the Company together with the information described under the sections entitled, “Where to Find Additional Information” and “Incorporation of Certain Information by Reference” in this Prospectus Supplement and under the sections entitled, “Where You Can Find More Information” and “Documents Incorporated by Reference” in the accompanying Prospectus, and any additional information you may need to make your investment decision. The Company has also filed a prospectus supplement and a short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada, except Quebec (which Canadian-filed prospectus supplement and short form base shelf prospectus we refer to as the “Canadian Prospectus”). The securities qualified under the Canadian Prospectus may be offered and sold in each of the provinces of Canada, other than Quebec, subject to any applicable securities laws.

Prospective investors should be aware that the acquisition of the Units described herein may have tax consequences in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. Investors should read the tax discussion in this Prospectus Supplement under the captions “Certain United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Consequences,” and should consult their own tax advisor with respect to their own particular circumstances.

The Company is incorporated under the laws of the Province of British Columbia, Canada and some of its directors and officers are residents in jurisdictions outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon certain of its directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the laws of the United States. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary provides an overview of certain information about Midway and may not contain all the information that is important to you.  This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this Prospectus Supplement, the accompanying Prospectus and the documents incorporated herein and therein by reference. You should carefully read this entire Prospectus Supplement, the accompanying Prospectus and the documents that we incorporate herein and therein by reference before making a decision about whether to invest in our securities.

The Company

Midway is an exploration stage company engaged in the acquisition, exploration, and, if warranted, development of gold and silver mineral properties in North America.  Midway is focused on exploring and developing high-grade, quality precious metal resources in stable mining areas.  Midway's principal properties are the Spring Valley, Midway and Pan gold and silver mineral properties located in Nevada and the Golden Eagle gold mineral property located in the Washington. Midway holds certain other mineral exploration properties located in Nevada.

On July 20, 2010, the Company announced the results of the preliminary economic assessment ("PEA") for its 100% owned Pan gold project located in White Pine, Nevada.  The PEA included an independent audit of the Midway mineral resource estimate.  The Measured plus Indicated mineral resource, which was announced by the Company on July 20, 2010 in metric units of measure and is reported in the PEA in imperial units of measure (which is the standard unit of measure in the United States), stands at 38,782,467 metric tonnes (42,750,352 short tons) containing 682,248 ounces of gold at a grade of 0.55 g/t (0.016 opt), at a 0.14 g/t cut-off grade (0.004 opt cut-off grade).  The PEA assumes the Pan gold deposit will be developed as an open pit mine and heap leach operation.  The forecast mine life was 9 years with a total of 327,000 ounces of gold recovered and produced for sale.  Initial project capital costs, as evaluated in the PEA, are estimated at US$45,000,000 plus working capital of US$5,000,000 and a 20% contingency totaling US$9,000,000.  The PEA was prepared under the supervision of William J. Crowl, Donald Hulse, and Terre Lane of Gustavson Associates, LLC, each of whom is independent of the Company and is a "qualified person" under NI 43-101.

The Company’s registered and corporate office in Canada is located at Unit 1 - 15782 Marine Drive, White Rock, B.C. V4B 1E6, and our corporate office phone number is 604-536-2711. The Company’s operations office in the United States is located at 600 Lola Street, Suite 10, Helena, Montana 59601.

Further Information

Prospective purchasers of Units should read the description of the Company and its business under the heading "Summary – The Company " in the accompanying Prospectus.

The Offering

The following is a brief summary of certain terms of this offering and is not intended to be complete. It does not contain all of the information that will be important to a holder of Units. For a more complete description of our common shares, see the section entitled "Description of the Securities Distributed" in this Prospectus Supplement.

Offering:
up to 6,660,000 Units

Each Unit consists of one Offered Share and one half of one Warrant.  Each whole Warrant will entitle the holder to purchase one Warrant Share at a price of $0.90 per Warrant Share at any time following the closing of this offering until 5:00 p.m. (Vancouver time) on the date that is 24 months after the closing of this offering.

Amount:	up to $3,996,000

Price to the Public:	$0.60 per Unit

Common Shares Outstanding(1):	Prior to the offering: 89,799,496 common shares

After the offering: 96,459,496 common shares (2)

Agent’s Compensation:
The Company has agreed to pay to the Agent a commission of 6% of the aggregate gross proceeds, or $0.036 per Unit (the "Agent's Fee").  No commission will be payable by the Company to the Agent in connection with the distribution of Warrant Shares upon the exercise of the Warrants.

The Agent may appoint selling agents in the United States, including Haywood Securities (USA) Inc., which may be paid selling commissions not to exceed 6% of the gross proceeds of the offering in the United States.  The commission paid to US selling agents will be paid by the Agent from its commissions.

Use of Proceeds:
The net proceeds of the offering will be used to advance its projects, to fund its general and administrative costs (including property maintenance fees) and for general working capital purposes.  See the section entitled “Use of Proceeds.”

Risk Factors:
Investing in the Units involves risks that are described in the “Risk Factors” section beginning on page S-5 of this Prospectus Supplement and on page 6 of the accompanying Prospectus and, to the extent applicable, the “Risk Factors” sections of our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q as filed with the SEC and Canadian securities authorities.

Tax Considerations:
Purchasing the Units may have tax consequences in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully. Investors should read the tax discussion in this Prospectus Supplement and consult with their tax advisor. See the sections entitled “Certain United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Considerations” in this Prospectus Supplement.

Listing Symbol:	The Company’s common shares are listed for trading on the TSX-V and Amex, in each case under the symbol “MDW.”

Notes:

(1)	These figures do not include:

•	6,460,000 common shares reserved for issuance pursuant to outstanding stock options, at prices ranging from Cdn$0.56 to Cdn$3.36; or

•
1,333,333 common shares issuable upon the exercise of outstanding warrants of the Company at Cdn$0.80 if exercised on or before April 9, 2011; and Cdn$0.90 if exercised after April 9, 2011 but on or before the expiry date of October 9, 2011, and 6,185,673 common shares issuable upon the exercise of outstanding warrants of the Company at Cdn$0.80 on or before the expiry date of June 16, 2012.

To the extent any options or warrants are exercised, new options are issued under our equity incentive plans, or we otherwise issue additional common shares or securities exercisable for or convertible into common shares, there will be future dilution to new investors.

(2)
Does not include 3,330,000 common shares issuable upon exercise of warrants issued pursuant to this offering.  Assuming exercise of all the Warrants, the aggregate common shares outstanding would be 99,789,496.

RISK FACTORS

An investment in the Units is speculative and involves a high degree of risk due to the nature of the Company's business. In addition to other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference herein and therein, prospective purchasers of Units should read the discussion of certain risks affecting the Company in connection with its business that is provided under the heading "Risk Factors" in the accompanying Prospectus.

Additional Risks to Purchasing the Units

The Company believes that it  may be a “passive foreign investment company” for the current taxable year which would likely result in materially adverse United States federal income tax consequences for United States investors.

The Company generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) if, for a tax year, (a) 75% or more of its gross income for such year is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of its assets produce, or are held for the production of, passive income, based on the quarterly average of the far market value of such assets.  United States shareholders should be aware that the Company believes it was classified as a PFIC during its tax year ended December 31, 2009, and based on current business plans and financial expectations, believes that it may be a PFIC for the current and future taxable years.  If the Company is a PFIC for any taxable year during which a United States person holds its Offered Shares, Warrants, or Warrant Shares, it would likely result in materially adverse United States federal income tax consequences for such United States person which are described under “Certain U.S. Federal Income Tax Considerations.”  The potential consequences include, but are not limited to, recharacterization of gain from the sale of the Company’s Offered Shares, Warrants, and Warrant Shares as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the Company’s Offered Shares or Warrant Shares.  Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.  One of these elections is the “qualified electing fund election,” defined and discussed below under “Certain U.S. Federal Income Tax Considerations.”  On written request, the Company will provide to U.S. investors timely and accurate information as to its status as a PFIC and the PFIC status of certain of its subsidiaries and, for each year in which it is a PFIC, will use commercially reasonable efforts to provide to U.S. investors all information and documentation necessary for such investor to make a qualified electing fund election for US tax purposes.  The Company may elect to provide such information on its website (www.midwaygold.com).  Except as otherwise provided in this Prospectus Supplement, United States persons that hold warrants are not eligible to make the mitigating elections with respect to such Warrants and Warrant Shares received upon exercise of the Warrants.  This paragraph is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations.”  The PFIC rules are extremely complex and a U.S. investor purchasing Units and/or holding the Company’s Offered Shares, Warrants, or Warrant Shares is encouraged to consult a tax advisor regarding the PFIC rules and the United States federal income tax consequences of the acquisition, ownership, and disposition of the Company’s Units, Offered Shares, Warrants, and Warrant Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain "forward-looking statements" within the meaning of applicable Canadian securities legislation.  Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  These statements include, but are not limited to, comments regarding:

•	our expected plans of operation to continue as a going concern;
•	the establishment and estimates of mineral reserves and resources;
•	the grade of mineral reserves and resources;
•	anticipated expenditures and costs in our operations;
•	planned exploration activities and the anticipated outcome of such exploration activities;
•	plans and anticipated timing for obtaining permits and licenses for our properties;
•	anticipated closure costs;
•	expected future financing and its anticipated outcome;
•	anticipated liquidity to meet expected operating costs and capital requirements;
•	estimates of environmental liabilities;
•	our ability to obtain financing to fund our estimated expenditure and capital requirements;
•	factors expected to impact our results of operations; and
•	the expected impact of the adoption of new accounting standards.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to our ability to continue as a going concern;
•	risks related to our history of losses and our requirement for additional financing to fund exploration and, if warranted, development of our properties;
•	risks related to our lack of historical production from our mineral properties;
•	uncertainty and risks related to cost increases for our exploration and, if warranted, development projects;
•	uncertainty and risks related to the effect of a shortage of equipment and supplies on our ability to operate our business;
•	uncertainty and risks related to mining being inherently dangerous and subject to events and conditions beyond our control;
•	uncertainty and risks related to our mineral resource estimates being based on assumptions and interpretations;
•	risks related to changes in mineral resource estimates affecting the economic viability of our projects;
•	risks related to differences in U.S. and Canadian practices for reporting reserves and resources;
•	uncertainty and risks related to our exploration activities on our properties not being commercially successful;
•	uncertainty and risks related to encountering archaeological issues and claims in relation to our properties;
•	uncertainty and risks related to fluctuations in gold, silver and other metal prices;
•	risks related to our lack of insurance for certain high-risk activities;
•	uncertainty and risks related to our ability to acquire necessary permits and licenses to place our properties into production;
•	risks related to government regulations that could affect our operations and costs;
•	risks related to environmental regulations;
•	risks related to land reclamation requirements on our properties;
•	risks related to increased competition for capital funding in the mining industry;
•	risks related to competition in the mining industry;
•	risks related to our possible entry into joint venture and option agreements on our properties;
•	risks related to our directors and officers having conflicts of interest;
•	risks related to our ability to attract qualified management to meet our expected needs in the future;
•	uncertainty and risks related to currency fluctuations;
•	risks related to our status as a passive foreign investment company;
•	risks related to recent market events and general economic conditions; and
•	risks related to our securities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section titled "Risk Factors" in the accompanying Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral estimates in Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in the Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION AND CURRENCY

Financial and Other Information

The financial information of the Company contained in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is presented in accordance with generally accepted accounting principles (which we refer to as “GAAP”) in the United States (which we refer to as “US GAAP”) which do not differ in any material respects from GAAP in Canada.  The financial information of the Company contained in the documents incorporated by reference are presented in Canadian Dollars (Cdn$), unless otherwise indicated.

Exchange Rate Information

The table below sets forth the average rate of exchange for the Canadian Dollar at the end of the five most recent calendar years ended December 31. The table also sets forth the high and low rate of exchange for the Canadian Dollar at the end of the six most recent months. For purposes of this table, the rate of exchange means the noon exchange rate as reported by the Bank of Canada on its web site at www.bankofcanada.ca. The table sets forth the number of Canadian Dollars required under that formula to buy one United States Dollar. The average rate means the average of the noon exchange rates on each day of each month during the period as reported by the Bank of Canada.

	2009	2008	2007	2006	2005
Average for Period	1.14	1.07	1.07	1.13	1.21

	October 2010	September 2010	August 2010	July 2010	June 2010	May 2010
High for Period	1.03	1.05	1.06	1.07	1.06	1.08
Low for Period	1.00	1.02	1.02	1.03	1.02	1.01

The noon rate of exchange on November 11, 2010 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was $1.00 = Cdn$1.00.

USE OF PROCEEDS

 The Company expects to use the net proceeds of the offering to advance its projects, to fund its general and administrative costs (including property maintenance fees) and for general working capital purposes.

The majority of the expenditures ($2,500,000) are expected to be focused on advancing the Company's Pan project, including a feasibility study,  additional development drilling,  and continuing environmental studies, including an Environmental Impact Study, continued metallurgical optimization work, waste rock characterization,  the acquisition of water rights, select detailed engineering and access road construction.  The Company plans to drill approximately 5,000 feet of core on its Midway Project to better define mineralization and to collect samples for metallurgical testing.  This program is expected to cost approximately $900,000.

Approximately Cdn$1 million of the proceeds of the offering will be used to fund the Company's general and administrative costs to be incurred in the following year.

The remainder of the net proceeds of this offering will be used for general working capital purposes.

The actual amount that the Company spends in connection with each of the intended uses of net proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those described in the ‘‘Risk Factors’’ section of the Prospectus.

Although the Company intends to use the net proceeds from this offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events, the outcome of further studies and other sound business reasons, make such use necessary or prudent.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement dated November 12, 2010 between Midway and the Agent (the "Agency Agreement"), the Agent has agreed to act as agent in connection with the sale of up to 6,660,000 Units, subject to the terms and conditions stated in the Agency Agreement.  The Agent is not purchasing any Units under this Prospectus Supplement, nor is the Agent required to arrange for the purchase or sale of any specific number or dollar amount of the Units, but it has agreed to use its best efforts to arrange for the sale of all of the Units in this offering.  There is no requirement that any minimum number of Units or dollar amount of Units be sold in this offering and there can be no assurance that we will sell all of the Units being offered.

The Agency Agreement provides that the obligations of the Agent are subject to certain conditions precedent including, among other things, approval of legal matters by its counsel and certain conditions contained in the Agency Agreement, such as receipt by the Agent of officers’ certificates and legal opinions.  While the Agent has agreed to use its best efforts to sell the Units offered hereby, it is not obligated to purchase any Units that are not sold.  The obligations of the Agent under the Agency Agreement may be terminated at any time prior to the closing of this offering upon the occurrence of certain events stated in the Agency Agreement, including the Agent's assessment of the state of the financial markets.

Confirmations and a copy of this Prospectus Supplement and the accompanying Prospectus will be distributed to all investors who agree to purchase the Units in this offering, informing investors of the closing date. We currently anticipate that closing of the sale of the Units we are offering will take place on or about November 22, 2010.  Investors will also be informed of the date and manner in which they must transmit the purchase price for their Units.   It is expected that delivery of the Offered Shares and Warrants comprising the Units offered hereby will be made against payment therefor on or about November 22, 2010, which will be more than three business days following the date of this Prospectus Supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the United States Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to November 22, 2010 will be required, by virtue of the fact that the Offered Shares and Warrants will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Units who wish to trade their Offered Shares prior to November 22, 2010 should consult their own advisors. There can be no assurance that the offering will close.

It is anticipated that for Units sold into the United States, the Company will arrange for an instant deposit of the Offered Shares forming part of the Units to or for the account of the Agent or the Agent’s appointed selling agents in the United States through the book-entry facilities of The Depository Trust Company (“DTC”) on or about November 22, 2010. No certificate evidencing the Offered Shares will be issued to purchasers, except in limited circumstances and registration will be made in the depositary services of DTC.  Purchasers will receive only a customer confirmation from the Agent or other registered dealer who is a DTC participant and from or through whom a beneficial interest in the Offered Shares forming part of the Units is purchased. Certificates for the Warrants forming part of the Units will be issued in fully registered form.

This offering is being made in the provinces of British Columbia, Alberta and Ontario pursuant to the Canadian Prospectus Supplement and the accompanying Prospectus, and in the United States by members of the selling group that are U.S. broker-dealers, including the Agent’s affiliate, Haywood Securities (USA) Inc., pursuant to this Prospectus Supplement to the Company’s effective registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission on April 1, 2010.  Pursuant to General Instruction I.B.6. of Form S-3, we are permitted to utilize the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part to sell a maximum amount of securities equal to one-third of the aggregate market value of our outstanding voting and non-voting common equity held by our non-affiliates in any 12-month period.

We have agreed to pay the Agent an aggregate fee equal to 6% of the gross proceeds from the sale of the Units in this offering, or $0.036 per Unit.  No commission will be payable by the Company to the Agent in connection with the distribution of Warrant Shares upon the exercise of the Warrants.

Agent's Fee per Unit	$0.036

Total Agent's Fees (assuming maximum offering of 6,660,000 Units)	$239,760

Subject to compliance with Rule 5110(f)(2)(D) of the Financial Industry Regulatory Authority, Inc. (“FINRA”), we have also agreed to reimburse the Agent for the reasonable fees and expenses incurred by it in connection with this offering subject to certain limitations, provided that neither Haywood Securities (USA) Inc. nor any member of FINRA shall be entitled to reimbursement of any expenses incurred in connection with the offering.

The Agent may appoint selling agents in the United States, including Haywood Securities (USA) Inc., which may be paid selling commissions not to exceed 6% of the gross proceeds of the offering in the United States.  The commission paid to US selling agents will be paid by the Agent from its commissions.

In addition to the Agent’s Fee of up to $239,760 due to the Agent, the estimated offering expenses payable by us are approximately $150,000, which includes the expenses of the Agent up to maximum of $35,000, (of which no more than $30,000 shall be attributable to the fees of the Agent’s legal counsel), legal fees of the Company’s counsel, filing fees, printing costs, various other fees associated with qualifying the securities for sale in British Columbia, Alberta and Ontario, registering the securities in the United States, and listing the Offered Shares and Warrant Shares on the TSX.V and Amex. After deducting certain fees due to the Agent and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $3,606,000, if the maximum number of Units are sold (excluding proceeds we may receive upon exercise of the Warrants). Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering fees and net proceeds are not presently determinable and may be substantially less than the maximum amounts set forth above.

We have agreed to indemnify the Agent against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, relating to or arising out of the Agent's activities in connection with this offering.

We have also agreed with the Agent that, except for Common Shares issued upon the exchange, exercise or conversion of securities of the Company outstanding on the date hereof, and subject to certain exceptions, including the issuance by the Company of shares representing up to 10% of the outstanding Common Shares as of the date of the Agency Agreement in connection with the acquisition of any business, property or asset that is consistent with the Company's business as presently conducted and as described in this Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein, the Company shall not issue, or agree to issue, any Common Shares or any securities exchangeable for, or convertible into, Common Shares during the 60 day period immediately following the closing of this offering without the consent of the Agent.

The purchase price per Unit and the exercise price for the Warrants were determined based on negotiations with the Agent.

Pursuant to policy statements of certain Canadian securities regulators, the Agent may not, throughout the period of distribution of the Offered Shares, bid for or purchase Common Shares for their own account or for the accounts over which they exercise direction or control.  The foregoing restrictions are subject to certain exceptions for bids or purchases made through the facilities of the TSX.V, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, including, (a) market stabilization or market balancing activities on the TSX.V where the bid for or purchase of securities is for the purpose of maintaining a fair and orderly market in the securities, subject to price limitations applicable to such bids or purchases, (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Agent, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period.

Until the distribution of the Units is completed, SEC rules may limit the Agent from bidding for and purchasing Common Shares and Warrants.  However, the Agent may engage in transactions that stabilize the price of the Common Shares, such as bids or purchases to peg, fix or maintain that price.

If the Agent creates a short position in the Common Shares in connection with this offering, the Agent may reduce that short position by purchasing Common Shares in the open market.  Purchases of Common Shares to stabilize the price may cause the price of the Common Shares to be higher than it might be in the absence of such purchases.

Neither the Company nor the Agent make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares or Warrants.  In addition, neither the Company nor the Agent make any representation that the Agent will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The Company has applied to the TSX.V and Amex for the listing of the Offered Shares and Warrant Shares.  Listing will be subject to the Company fulfilling all the listing requirements of the TSX.V and Amex, respectively.  The Warrants are non-transferrable and will not be listed for trading on any national or foreign securities exchange.

Pursuant to FINRA Rule 5110(g), any unregistered securities of the Company acquired by the Agent, Haywood Securities (USA) Inc. or any related person or any other member of FINRA or related person during the 180 days prior to the date of this Prospectus Supplement, and any of our securities acquired by the Agent, Haywood Securities (USA) Inc. or related persons after the date of this Prospectus Supplement and deemed to be underwriting compensation by FINRA shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the public offering, except in accordance with certain limited exceptions.

In the 180 days prior to the date of this Prospectus Supplement, the Company issued agent’s warrants to the Agent exercisable to acquire 658,840 common shares of the Company at an exercise price of Cdn$0.80 until June 16, 2012 as compensation in connection with a public offering of securities in Canada by the Company in June 2010.  Pursuant to FINRA Rule 5110(g), the Agent has entered into a lock-up agreement with the Company in respect of the agent’s warrants and the common shares issuable upon exercise of the agent’s warrants, which provides that, with certain limited exceptions, the agent’s warrants and the common shares issuable upon exercise of the agent’s warrants may not be sold for a period of 180 days following the date of effectiveness or commencement of sales of this public offering.

This Prospectus Supplement is being distributed and is directed in the UK only at (i) persons having professional experience in matters relating to investments, that is investment professionals within the meaning of Article 19(5) of the FPO or at (ii) high net worth entities or other persons to whom Article 49 of the FPO applies, who in either case are also qualified investors for the purposes of Section 86(1) of the FSMA who are purchasing as principal and not on behalf of others (save in circumstances where Section 86(2) of the FSMA applies).  The investment or investment activities to which this Prospectus Supplement relates is available in the UK only to such persons or in circumstances which do not otherwise breach Sections 21 or 85 of the FSMA.  Persons of any other description based in the UK should not rely on or act upon the contents of this Prospectus Supplement.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

This offering consists of up to 6,660,000 Units, each Unit consisting of one Offered Share and one half of one Warrant. Each whole Warrant will entitle the holder to purchase one Warrant Share at a price of $0.60 per share at any time following the closing of this offering until 5:00 p.m. (Vancouver time) on the date that is 24 months after the closing of this offering.

Offered Shares and Warrant Shares

The Offered Shares and Warrant Shares will have all of the characteristics, rights and restrictions of the Common Shares.  Midway is authorized to issue an unlimited number of Common Shares, without par value, of which 89,799,496 are issued and outstanding as at the date of this Prospectus Supplement.  There are options outstanding to purchase up to 6,460,000 Common Shares at prices ranging from Cdn$0.56 to Cdn$3.36.  There are warrants outstanding to purchase up to 1,333,333 Common Shares at Cdn$0.80 if exercised on or before April 9, 2011; and Cdn$0.90 if exercised after April 9, 2011 but on or before the expiry date of October 9, 2011.   There are also warrants outstanding to purchase up to 6,185,673 Common Shares at $0.80 on or before the expiry date of June 16, 2012.  Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the board of directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company.  There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

Warrants

The Warrants will be issued under and be governed by the terms of an indenture dated as of the date of the closing of the offering (the "Warrant Indenture") between the Company and Computershare Trust Company of Canada (the "Warrant Agent"), which will be filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The Company has appointed the principal transfer offices of the Warrant Agent in Vancouver, British Columbia as the location at which Warrants may be surrendered for exercise.  The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

Each Warrant will entitle the holder to purchase one Warrant Share at a price of $0.90. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below.  Warrants will be exercisable at any time prior to 5:00 p.m. (Vancouver time) on the date which is 24 months after the closing of the offering (the “Expiry Time”), after which time the Warrants will expire and become null and void. The exercise price for the Warrants is payable in U.S. dollars.

If the Common Shares trade at a volume weighted average trading price greater than $1.15 on the Amex or such other stock exchange where a majority of the trading volume of the Common Shares occurs, for a period of 20 consecutive trading days, the Company may, by giving notice to the Warrantholders to such effect, accelerate the Expiry Time of the Warrants to that date which is 30 days after the date on which such notice is given.

The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including: (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture);  (ii) the subdivision, redivision or change of the Common Shares into a greater number of shares; (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of shares; (iv) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and (v) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, arrangements or mergers of the Company with or into another entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Company’s subsidiaries) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity. No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share.  The Company also covenants in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

The Warrant Indenture also provides that the Company will use its reasonable best efforts to maintain the registration statement or another registration statement relating to the Warrant Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent our amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume our obligations under the Warrant Indenture). If no such registration statement is effective, no person holding Warrants will be permitted to exercise Warrants, unless an exemption from the registration requirements of the U.S. Securities Act is available. During any such period, any person holding Warrants may give notice of their desire to exercise the Warrants, at which time we will permit the cashless exercise of the Warrants and issue such number of Warrant Shares calculated pursuant to the provisions of the Warrant Indenture, provided that such Warrant Shares shall not be subject to any transfer restrictions in the United States or Canada.  If no such registration statement is effective, we will notify the Warrant Agent in accordance with the provisions of the Warrant Indenture.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have. From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies, issuing additional Warrants thereunder or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "special resolution", which will be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66⅔% of the aggregate number of all the then outstanding Warrants.

The Warrants are non-transferrable and will not be listed for trading on any national or foreign securities exchange.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under "Prior Sales", there have been no material changes in the share capitalization of the Company since September 30, 2010.

As a result of the issuance of the Offered Shares which may be distributed under this Prospectus Supplement and the Warrant Shares that may be distributed upon exercise of the Warrants, the share capital of the Company may increase by up to a maximum of Cdn$7,088,105.

PRIOR SALES

In the 12 months prior to the date of this Prospectus Supplement, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security (Cdn$)	Number of Securities Issued
Common Shares:
13-09-2010	0.80	12,500
16-06-2010	0.60	9,412,000
16-06-2010	0.60	1,666,666
09-04-2010	0.60	1,333,333
18-12-2009	0.56	33,333
29-04-2009 to 11-05-2009	0.28	12,500,000
Options to purchase Common Shares:
22-10-2010	0.61	350,000
16-06-2010	0.58	1,705,000
17-05-2010	0.71	500,000
09-09-2009	0.86	1,000,000
Warrants to purchase Common Shares:
16-06-2010	0.80	4,706,000
16-06-2010	0.80	833,333
16-06-2010	0.80	658,840
09-04-2010	0.70	1,333,333

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX.V and Amex under the symbol "MDW".  The following tables set forth the reported high, low and closing sale prices and the daily average volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	TSX Venture Exchange (prices in Canadian dollars)			NYSE Amex (prices in U.S. dollars)
2009	High	Low	Volume	High	Low	Volume
November	0.87	0.62	688,032	0.84	0.61	4,201,949
December	1.06	0.80	743,749	1.01	0.76	6,913,618
2010	High	Low	Volume	High	Low	Volume
January	0.90	0.70	1,232,746	0.87	0.65	4,255,054
February	0.70	0.63	343,536	0.66	0.59	2,026,068
March	0.72	0.60	414,622	0.67	0.59	2,724,985
April	0.70	0.60	1,865,786	0.698	0.595	6,050,610
May	0.78	0.62	1,181,005	0.77	0.60	6,615,120
June	0.69	0.49	2,091,268	0.87	0.65	6,299,062
July	0.50	0.38	2,296,844	0.50	0.38	4,638,197
August	0.55	0.41	284,344	0.55	0.39	3,766,264
September	0.64	0.50	1,668,699	0.64	0.52	5,730,531
October	0.66	0.58	1,006,360	0.67	0.56	5,746,317

Note: The Common Shares are also listed for trading on the Frankfurt Stock Exchange under the symbol "LXQ", but are not actively traded.

On November 11, 2010, the closing sale price of the Common Shares on the TSX.V and Amex was Cdn$0.63 and $0.62 per share, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows the Company to “incorporate by reference” information it files with the SEC.  This means that the Company can disclose important information to you by referring you to those documents.  Any information the Company references in this manner is considered part of this Prospectus.  Information the Company files with the SEC after the date of this Prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this Prospectus.  Copies of the documents incorporated by reference in this Prospectus may be obtained on written or oral request without charge from the Secretary of the Company at Unit 1 – 15782 Marine Drive, White Rock, British Columbia, Canada V4B 1E6, (telephone: (604) 536-2711).

The Company incorporates by reference the documents listed below and future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (excluding, unless otherwise provided therein or herein, information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K) after the date of the initial filing of this registration statement on Form S-3 to which this Prospectus relates until the termination of the offering under this Prospectus.

(a)
the Annual Report on Form 10-K of the Company, for the year ended December 31, 2009, which report contains the audited consolidated financial statements of the Company and the notes thereto as at December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, together with the auditors’ report thereon, as filed on March 30, 2010, filed with the SEC on March 30, 2010;

(b)
the Company’s Proxy Statement on Schedule 14A, dated March 11, 2010, in connection with the Company’s May 4, 2010 annual general and special meeting of shareholders, including the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed on March 31, 2010, filed with the SEC on March 31, 2010;

(c)
the Quarterly Report on Form 10-Q of the Company, for the quarter ended March 31, 2010, which report contains the unaudited consolidated financial statements of the Company and the notes thereto as at March 31, 2010 and for each of the three-month periods ended March 31, 2010 and 2009 and the cumulative period from inception (May 14, 1996) to March 31, 2010, filed with the SEC on May 17, 2010;

(d)
the Quarterly Report on Form 10-Q of the Company, for the quarter ended June 30, 2010, which report contains the unaudited consolidated financial statements of the Company and the notes thereto as at June 30, 2010 and for each of the six- and three-month periods ended June 30, 2010 and 2009 and the cumulative period from inception (May 14, 1996) to June 30, 2010, filed with the SEC on August 11, 2010;

(e)
the Quarterly Report on Form 10-Q of the Company, for the quarter ended September 30, 2010, which report contains the unaudited consolidated financial statements of the Company and the notes thereto as at September 30, 2010 and for each of the nine- and three-month periods ended September 30, 2010 and 2009 and the cumulative period from inception (May 14, 1996) to September 30, 2010, filed with the SEC on November 8, 2010;

(f)	the Company’s Current Reports on Form 8-K filed April 15, 2010, May 10, 2010, May 24, 2010, June 11, 2010, July 27, 2010, and September 7, 2010;

(g)
the description of the Company’s common stock contained in its registration statement on Form 8-A filed on December 21, 2007, including any amendment or report filed for purposes of updating such description;

(h)
all other documents filed by the Company with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus Supplement but before the end of the offering of the securities made by this Prospectus Supplement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) generally applicable to a purchaser who acquires a Unit, consisting of one Offered Share and one-half of one Warrant, pursuant to this offering.

This summary applies only to a purchaser who is a beneficial owner of Offered Shares and Warrants acquired pursuant to this offering and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm's length and is not affiliated with the Company, and any subsequent purchaser of the Offered Shares, Warrant Shares or Warrants; and (ii) holds the Offered Shares, Warrant Shares and Warrants as capital property ("Holder").  Offered Shares, Warrant Shares and Warrants will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This section of the summary is not applicable to a Holder: (i) that is a "financial institution" as defined in subsection 142.2(1) of the Tax Act; (ii) that is a "specified financial institution" as defined in subsection 248(1) of the Tax Act; (iii) that has elected to report  its "Canadian tax results", as defined in subsection 261(1) of the Tax Act, in a currency other than the Canadian currency; or (iv) an interest in which is, or for whom an Offered Share, Warrant Share or Warrant would be, a "tax shelter investment" for the purposes of the Tax Act.  Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder ("Regulations") in force as of the date hereof; (ii) all specific proposals ("Proposed Amendments") to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA").  No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder.  Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares, Warrant Shares and Warrants (including dividends, adjusted cost base and proceeds of disposition) must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada at noon on the date the amount first arose or such other rate of exchange as is acceptable to CRA.

Allocation of Cost

A Holder who acquires Units pursuant to this offering will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Offered Share and the one-half Warrant comprising each Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act.

For its purposes, of the $0.60 subscription price for each Unit, the Company intends to allocate approximately $0.59 to each Offered Share and $0.01 to each one-half Warrant and believes that such allocation is reasonable.  The Company's allocation, however, is not binding on the CRA or on a Holder.

The adjusted cost base to a Holder of each Offered Share comprising a part of a Unit acquired pursuant to this offering will be determined by averaging the cost of such Offered Share with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder of a Warrant upon the exercise of such Warrant.  When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Holder, plus the amount paid on the exercise of the Warrant.  For the purpose of computing the adjusted cost base to a Holder of each Warrant Share acquired on the exercise of a Warrant, the cost of such Warrant Share must be averaged with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the exercise of such Warrant.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act ("Resident Holder").  A Resident Holder whose Offered Shares or Warrant Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Offered Shares, Warrant Shares and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.  Such election is not available in respect of Warrants.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares or Warrant Shares.  In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.  Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act.  There may be limitations on the ability of the corporation to designate dividends as eligible dividends.  In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

A Resident Holder that is a "private corporation" or a "subject corporation", as defined in the Tax Act, will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Offered Shares or Warrant Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.  This tax will generally be refunded to the Company at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation or a subject corporation.

Taxable Capital Gains and Losses

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share, Warrant Share or Warrant (other than a disposition arising on the exercise of a Warrant) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) than the adjusted cost base to the Resident Holder of the Offered Share, Warrant Share or Warrant, as applicable, immediately before the disposition or deemed disposition.  Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Warrant.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a "taxable capital gain") realized in such taxation year.  Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss realized in a particular taxation year (an "allowable capital loss") against taxable capital gains realized in the taxation year.  Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share or Warrant Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Share or Warrant Share to the extent and under the circumstances specified in the Tax Act.   Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares or Warrant Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Offered Shares or Warrant Shares.  Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Income Taxes

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act) for the year, including taxable capital gains, but excluding dividends or deemed dividends that are deductible in computing taxable income.

In general terms, a Resident Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or Warrant Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares, Warrant Shares or Warrants may be liable for a minimum tax under the Tax Act.  Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold the Offered Shares, Warrant Shares or Warrants in connection with carrying on a business in Canada ("Non-Resident Holder").  This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on an Offered Share or Warrant Share will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.  For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share, Warrant Share or Warrant unless the Offered Share, Warrant Share or Warrant (as applicable) is, or is deemed to be, "taxable Canadian property" of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, an Offered Share, Warrant Share or Warrant (as applicable) will not constitute taxable Canadian property of a Non-Resident Holder provided that: (a) the Offered Shares or, in the case of a Warrant Share or Warrant, the Warrant Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes Tiers 1 and 2 of the TSX.V and the Amex) at the time of the disposition; (b) at no time during the 60 month period immediately preceding the disposition or deemed disposition of the Offered Share, Warrant Share or Warrant (as applicable): (i) were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm's length (within the meaning of the Tax Act); and (ii) was more than 50% of the fair market value of a Common Share derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil rights in, property described in any of (A) through (C) above, whether or not such property exists; and (c) the Offered Share, Warrant Share or Warrant (as applicable) is not otherwise deemed under the Tax Act to be taxable Canadian property.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Share, Warrant Share or Warrant that is, or is deemed to be, taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described under the heading "Holders Resident in Canada — Taxable Capital Gains and Losses" will generally be applicable to such disposition.  Such Non-Resident Holders should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATION

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT.  EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Units acquired pursuant to this Prospectus Supplement, the acquisition, ownership, and disposition of Offered Shares acquired as part of the Units, the exercise, disposition, and lapse of Warrants acquired as part of the Units, and the acquisition, ownership, and disposition of Warrant Shares received on exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Units pursuant to this Prospectus Supplement.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Units, Offered Shares, Warrants, and Warrant Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US. federal income tax considerations applicable to U.S. Holders as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Units, Offered Shares, Warrants or Warrant Shares acquired pursuant to this document that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the U.S.;

• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Units, Offered Shares, Warrants or Warrant Shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Units, Offered Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Units, Offered Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Units, Offered Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code, (b) persons that have been, are, or will be a resident or are deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Units, Offered Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Units, Offered Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Units, Offered Shares, Warrants or Warrant Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Units, Offered Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Unit will be treated as the acquisition of an “investment unit” consisting of two components: a component consisting of one Offered Share and a component consisting of one half of one Warrant.  The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder.  This allocation of the purchase price for each Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Offered Share and one half of one Warrant that comprise each Unit.

For this purpose, the Company will allocate $0.59 of the purchase price for the Unit to the Offered Share and $0.01 of the purchase price for each Unit to the one half of one Warrant.  However, the IRS will not be bound by the Company’s allocation of the purchase price for the Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above.  Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holder’s of the acquisition, ownership, and disposition of Units, Offered Shares, Warrants or Warrant Shares.  Under the recently enacted Hiring Incentives to Restore Employment Act, each United States person who is a shareholder of a PFIC is required to file an annual report with the IRS, which filing would be in addition to any other information reporting requirements described in the section entitled “Information Reporting; Backup Withholding Tax.”

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (the “PFIC income test”) (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”).  “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of its trade or business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of Offered Shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified and certain of its subsidiaries were classified as PFICs during the tax year ended December 31, 2009, and based on current business plans and financial expectations, the Company believes that it and certain of its subsidiaries may be PFICs for the current and future taxable years.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status or that the Company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Units and the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares will depend on whether such U.S. Holder makes an election to treat the Company (and/or a Subsidiary PFIC) as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares or Warrant Shares.  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares, Warrants and Warrant Shares and (b) any excess distribution received on the Offered Shares and Warrant Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares and Warrant Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares, Warrants and Warrant Shares of a PFIC (including an indirect disposition of Offered Shares of a Subsidiary PFIC), and any excess distribution received on such Offered Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Offered Shares or Warrant Shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, Warrant Shares or Warrants, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Offered Shares and Warrant Shares were sold on the last day of the last tax year for which the Company was a PFIC.  No such election, however, may be made with respect to Warrants.

Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Units or the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Units.  This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares.  Thus, a U.S. Holder will have to account for Warrant Shares and Offered Shares under the PFIC rules and the applicable elections differently.  See discussion below under “QEF Election” and under “Mark-to-Market Election”.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. holder has an option, warrant or other right to acquire stock of a PFIC (such as the Units or the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock.  In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of Offered Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares.  However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such US Holder acquired them by exercising the corresponding Warrant.  In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above.  Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Units, Offered Shares, Warrants, and Warrant Shares.

The Company will make available to U.S. Holders, upon their written request, timely and accurate information as to its status as a PFIC and the status as a PFIC of any subsidiary in which the Company owns more than 50% of such subsidiary’s total aggregate voting power.  Additionally, for each year in which the Company is a PFIC, upon written request of a U.S. Holder, the Company will provide to a U.S. Holder all information and documentation that a U.S. Holder making a QEF Election with respect to the Company and such more than 50% owned Subsidiary PFICs is required to obtain for U.S. federal income tax purposes.  The Company may elect to provide such information on its website (www.midwaygold.com).  With respect to any Subsidiary PFIC in which the Company owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring Offered Shares, Warrants, or Warrant Shares, the Company will request that such Subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Company can provide no assurances that such Subsidiary PFIC will provide such information.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares and Warrant Shares are marketable stock.  The Offered Shares and Warrant Shares generally will be “marketable stock” if the Offered Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Offered Shares will also apply to such U.S. Holder’s Warrant Shares.  As a result, if a Market-to-Market Election has been made by a U.S. Holder with respect to Offered Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise.  Because a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Units.  Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received.  However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Offered Shares and any Warrant Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares and any Warrant Shares, over (ii) the fair market value of such Offered Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Offered Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares and Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares and Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares, Warrants, or Warrant Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares, Warrants or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares, Warrants or Warrant Shares.

In addition, a U.S. Holder who acquires Offered Shares, Warrants or Warrant Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares, Warrants or Warrant Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share).  A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant.  If, as anticipated, the Company is a PFIC, a U.S. Holder’s holding period for the Warrant Share should begin on the date on which such U.S. Holder acquired its Units.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares.  The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph.  U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed above, upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company).  (See more detailed discussion of the rules applicable to distributions made by the Company at “U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares, and Warrant Shares – Distributions on Offered Shares and Warrant Shares” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares and Warrant Shares

If the Company is not treated as a PFIC with respect to a U.S. Holder, and with respect to any U.S. Holder that has recognized unrealized gain as of the last day of the taxable year in which the Company is a PFIC and the Company is no longer a PFIC in the current taxable year, or with respect to any U.S. Holder that made a timely QEF election and the Company is no longer a PFIC in the current taxable year, the U.S. Holder generally will not be subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”  Instead, the U.S. Holder will have the tax consequences described below.

Distributions on Offered Shares and Warrant Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Offered Shares or Warrant Shares.  (See “ Sale or Other Taxable Disposition of Offered Shares and/or Warrant Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares or Warrant Share will constitute ordinary dividend income.  Dividends received on Offered Shares or Warrant Shares generally will not be eligible for the “dividends received deduction”.  In addition, the Company does not anticipate that its distributions will be eligible for the preferential tax rates applicable to certain qualified dividends.  Consequently, such a dividend generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares and/or Warrant Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Offered Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares or Warrant Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares or Warrant Shares have been held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Offered Shares or Warrant Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is reclassified as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Offered Shares, Warrants, and Warrant Shares) to report information relating to such assets, subject to certain exceptions.  U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of Offered Shares, Warrants, and Warrant Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares and Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U. S. Holders may be subject to these reporting requirements unless their Offered Shares, Warrants, and Warrant Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares and Warrant Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax purposes.

INTEREST OF EXPERTS

As at the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Company. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Company. The Company's auditors, KPMG LLP, Chartered Accountants, have advised that they are independent of the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia. None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

None of Gustavson Associates, LLC, William J. Crowl, Donald Hulse, or Terre Lane, each being companies and persons who have prepared or certified the preparation of reports, statements or opinions relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company.  As at the date hereof, the aforementioned persons, companies and persons at the companies specified above who participated in the preparation of such reports, statements or opinions, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding Common Share

LEGAL MATTERS

Certain legal matters relating to the offering of the Units will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Denver, Colorado, with respect to U.S. legal matters, and for the Agent by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters.

WHERE TO FIND ADDITIONAL INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov.